Simpson Thacher & Bartlett LLP

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WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500 FACSIMILE: +1-202-636-5502
Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

May 11, 2023

VIA EDGAR

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset Managed Municipals Fund Inc.

Registration Statement on Form N-14, File No. 333-270683

Dear Ms. Fettig:

On behalf of Western Asset Managed Municipals Fund Inc. (“MMU”), we are providing the following responses to comments received by telephone from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 10, 2023 relating to the above-referenced registration statement on Form N-14 originally filed with the Commission on March 17, 2023 (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

1.

On page 2 of the shareholder letter, Western Asset Municipal Partners Fund Inc. (“MNP”) and Western Asset Intermediate Muni Fund Inc. (“SBI”) (each, a “Fund” and together with MMU and MNP, the “Funds”) are identified as “diversified management investment companies.” Please consider if the fact that MMU is a non-diversified management investment company should be disclosed here. Please also consider if adding this disclosure is appropriate in all instances where MNP’s and SBI’s non-diversified status is discussed.

MMU confirms that it will revise the disclosure in the shareholder letter and throughout the Registration Statement where MNP and SBI are identified as “diversified management investment companies” to also disclose that MMU is a non-diversified management investment company.

Securities and Exchange Commission	May 11, 2023

2.

Throughout the Registration Statement, when describing management fees for each Fund, please accurately disclose the management fee calculation as set forth in each Fund’s management agreement and please clearly disclose when net assets are shown in accordance with the requirements of Form N-14 and Form N-2.

MMU confirms that it will update the disclosure throughout the Registration Statement as necessary to describe the management fees for each Fund consistent with its management agreement. MMU confirms it will disclose when net assets are shown in accordance with the requirements of Forms N-14 and N-2.

3.

On page 3 of the Registration Statement, where the expenses table is disclosed, please include a statement that the Form N-14 compliant fee tables can be found later in the Registration Statement. Please also double check that the numbers in the table on page 3 are consistent with the numbers in the Form N-14 fee tables later in the document (and throughout the Registration Statement as appropriate).

MMU confirms it will include a statement that the Form N-14 compliant fee and expense tables can be found later in the Proxy Statement/Prospectus and will ensure that the fees disclosed are consistent throughout the Registration Statement or update such disclosure as necessary.

4.

On page 3 of the Registration Statement, and at other points in the document, there is disclosure stating that “[a]dditional diversification from a larger pool of assets, a broader investment mandate and a more streamlined product offering.” Please supplementally explain why this statement is accurate since (1) MMU, the acquiring fund, is non-diversified and (2) the investment objective/policies are not changing post-Merger.

MMU confirms that it is currently, and intends to continue to operate post-Merger as, a non-diversified fund, and that its investment objectives and policies are not expected to materially change following the Mergers. To avoid confusion through use of the term “diversification,” MMU will revise this disclosure to state that “a larger pool of assets creates product efficiencies, such as a more streamlined product offering.”

5.	On page 7 of the Registration Statement, please disclose the accounting survivor.

MMU confirms it will revise the disclosure to state that MMU will be the accounting survivor.

6.

On page 7 of the Registration Statement, please disclose that the information being presented is based on the assumption that both Mergers are approved. Also, please also disclose that other outcomes may occur if both Mergers are not approved or if only one Merger is approved.

MMU confirms it will revise the disclosure to state that the information being presented is based on the assumption that both Mergers are approved and that other outcomes may occur if both Mergers are not approved or only one Merger is approved.

7.	Please supplementally explain why MMU is comparing net annual expenses when MMU currently does not have any fee waivers.

MMU confirms that Legg Mason Partners Fund Advisor, LLC (the “Adviser”) has agreed to waive MMU’s management fee to the extent sufficient to offset the net management fee payable in connection with any investment in an affiliated money market fund. As such, MMU believes it is appropriate to compare its net annual fund operating expense ratio in this disclosure.

Securities and Exchange Commission	May 11, 2023

8.	Has the contractual fee waiver agreement discussed in the Registration Statement been filed? If not, please file in with the amended Registration Statement filing.

MMU confirms that it will file the contractual fee waiver agreement as an exhibit to its amended Registration Statement.

9.	On page 8 of the Registration Statement, please confirm the numbers disclosed in the current leverage table are accurate.

MMU confirms that it will update the current leverage table to be as of March 31, 2023.

10.

One page 9 of the Registration Statement, where capital loss carryovers are discussed, please disclose that capital loss carryovers may be limited. Please also disclose include a cross reference to the “Federal Income Tax Consequences” section later in the document.

MMU confirms that it will include disclosure that capital loss carryovers may be limited and a cross reference to the “Federal Income Tax Consequences” in the Proxy Statement/Prospectus.

11.

One page 9 of the Registration Statement, please clarify who is paying for the Mergers. Please also confirm if the estimated costs include the costs related to the redemption of outstanding auction rate cumulative preferred stock (“ARPS”). Please also supplementally disclose the basis for allocating the total estimated cost of the Mergers (such as relative net assets, direct cost estimates, etc.).

MMU confirms that it will update its disclosure throughout the Registration Statement as necessary to clarify that (i) each Fund will bear the costs associated with its respective Merger, (ii) if either Merger is approved, the Adviser will institute a 5 basis points fee waiver of MMU’s management fee for at least a one-year period following the Mergers, or for longer, as necessary to ensure the Funds only bear half of the Merger-related expenses and (iii) in the event that either SBI or MNP does not merge into MMU, or the Mergers are not consummated at all, the relevant Fund would bear its related expenses of the Mergers. MMU confirms that it will also add disclosure that the estimated costs of the Mergers include the costs related to the redemption of outstanding ARPS.

In terms of cost allocation, MMU confirms that each Fund will pay for the direct costs in connection with the applicable Fund’s Merger. However, costs impacting all three Funds that cannot be categorized as direct costs will be allocated across the Funds based on the AUM of each Fund.

12.	Please note that MMU is required to disclose ten years of financial highlights and ten years of senior securities information, in accordance with Form N-14 Items 5(b) and 6(a).

MMU confirms that it will revise the disclosure to incorporate by reference financial highlights and information regarding its senior securities for each of the last ten fiscal years, in accordance with Form N-14 Items 5(b) and 6(a).

Securities and Exchange Commission	May 11, 2023

13.	Throughout the Registration Statement, where appropriate, please include hyperlinks to any information incorporated by reference.

MMU confirms it will include, where appropriate, hyperlinks to information incorporated by reference throughout the Registration Statement.

14.

The Registration Statement references a five basis point (0.05%) contractual fee waiver if either Merger is approved that will be used to offset half the Merger-related expenses for the Funds. Please supplementally provide the math supporting that a 0.05% fee waiver will offset half of the Merger-related expenses within one year.

MMU confirms that the Adviser chose a five basis point (0.05%) fee waiver because it was administratively more efficient, as the final total cost of the Mergers is not known at this time. In order to account for this uncertainty regarding the final total cost of the Mergers, MMU confirms that the fee waiver will be in place for at least a one-year period or longer if necessary to ensure that the Funds only bear one half of the Merger-related expenses.

15.	Please confirm that the fees presented in the pro forma fee tables represent current fees in accordance with Item 3 of Form N-14.

MMU confirms that it will update the pro forma fee tables to be as of March 31, 2023, and that all fees and expenses will be disclosed as of the same date in the amended Registration Statement. MMU represents that the fees in the pro forma fee tables represent current fees in accordance with Item 3 of Form N-14.

16.	In the N-14, leverage was sometimes quantified on managed assets and other times on net assets. Please revise the disclosure so that it is consistent throughout.

MMU confirms that it will revise its disclosure so that leverage is quantified consistently throughout.

17.

In the footnotes to the pro forma fee tables, please disclose that the tables do not include the expenses of the Mergers or the five basis point (0.05%) fee waiver that will be instituted if the Mergers are approved. Please also disclose the dollar amount of allocating Merger-related costs to each Fund and the associated five basis point (0.05%) fee waiver effect. Please also quantify the reorganization costs in basis points for each Fund.

MMU confirms it will revise the footnotes in the pro forma fee tables to disclose that the tables do not include the expenses of the Mergers or the fee waiver. In addition, MMU confirms that it will disclose the dollar amount of allocating Merger-related costs to each Fund and the associated effect of the fee waiver in a footnote in the pro forma fee tables.

18.

In the expense examples for each Merger, please update the disclosure so that the expenses are calculated on a $1,000 initial investment as required by Form N-2 rather than a $10,000 initial investment.

MMU confirms that it will revise the disclosure so that expenses are calculated on a $1,000 initial investment.

Securities and Exchange Commission	May 11, 2023

19.	On page 35 of the Registration Statement, please update the disclosure related to who is bearing the costs of the Mergers so it is consistent throughout the document.

MMU confirms that it will update the disclosure regarding to who is bearing the costs of the Mergers throughout the Registration Statement.

20.	In the “Reasons for the Mergers and Board Considerations” section, please add disclosure related to the date that information related to the Mergers was presented to the Board of each Fund.

MMU confirms that it will update the disclosure to add the date (December 31, 2022) that information related to the Mergers was presented to the Board of each Fund. MMU also confirms that the Board received updated information as of March 31, 2023 related to the fees and expenses associated with the Mergers at its quarterly meeting on May 9-10, 2023 and confirmation from the Adviser that the information has not materially changed as of April 30, 2023.

21.

Please disclose if each Merger will be accounted for as an asset acquisition under ASC 805-50. Please describe if assets acquired in each Merger will be measured at fair value of consideration transferred or fair value of assets acquired and how such value will be allocated to acquired assets. Also, please explain if any day one unrealized gains or losses will result from the Mergers.

MMU confirms that it will add disclosure related to the status of each Merger under ASC 805-50.

22.	On page 43 of the Registration Statement, please clarify if there will be any repositioning of assets as a result of the Mergers.

MMU confirms that that the Adviser does not expect any repositioning of MMU to occur as a result of the Mergers. MMU will add disclosure stating that the Adviser does not expect any material repositioning to occur.

23.	In the “Net Asset Value, Market Price and Premium/Discount” section, please include information for the quarter ended March 31, 2023.

MMU confirms that it will update the tables in this section to include information for the quarter ended March 31, 2023.

24.

In the capitalization table on page 63 of the Registration Statement, please update information to be as of a date within 30 days of the amended filing date. Alternatively, please supplementally confirm there have been no significant changes to the capitalization table since its as of date.

MMU confirms that it will update the information in the capitalization table to be as of March 31, 2023. In addition, MMU confirms supplementally that there have been no significant changes to the capitalization table as of that date.

Securities and Exchange Commission	May 11, 2023

25.

In a footnote to the capitalization table, please show the cost of the Mergers that will be allocated to the Funds as an adjustment. The footnote should explain the five basis point (0.05%) fee waiver and how that impacts the adjustment. Please also include a note that explains the pro forma adjustments for the outstanding ARPS and VRDPS (and any other additional leverage).

MMU confirms that it will add footnotes to the capitalization table to explain the adjustments related to the allocated cost of the Mergers, the fee waiver and the outstanding ARPS and VRDPS.

26.	In the Statement of Additional Information under the “Supplemental Financial Information” section, please include disclosure related to the repositioning piece of Rule 6-11(d)(2) under Regulation S-X.

MMU confirms that it will update the disclosure to include language that the Mergers will not result in material repositioning as required by Rule 6-11(d)(2) under Regulation S-X.

Please do not hesitate to call me at (202) 636-5806 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek
cc:	George Hoyt, Franklin Templeton

David W. Blass, Simpson Thacher & Bartlett LLP

Debbie Sutter, Simpson Thacher & Bartlett LLP